

Aner Ben-Ami · 3rd

Founding Partner at Candide Group

Oakland, California, United States · Contact info

500+ connections

Candide Group

Northwestern University - Kellogg School of Management

Experience

Founding Partner
Candide Group
Dec 2012 – Present · 9 yrs 1 mo
Oakland, CA

Candide Group designs capital strategies for a complex world in need of transformation. We do this primarily by building portfolios aligned with our clients' interests, and by helping them understand and execute on the world's most pressing needs as defined by those most directly affected. We also, as much as possible, work within the frame of the Transform Finance Principles—seeking to add more value than we extract with every investment, in projects that prioritize community participation in design, governance and ownership.

Board Member
Complete Solar
Feb 2020 – Present · 1 yr 11 mos

Technology-enabled residential solar company

Board Member
Solar Holler
Dec 2018 – Present · 3 yrs 1 mo
West Virginia, United States

Board Member
FIREBRAND ARTISAN BREADS LLC
Oct 2020 – Present · 1 yr 3 mos
Oakland, California, United States

Board Member
NATIVE AMERICAN NATURAL FOODS LLC
Jul 2020 – Present · 1 yr 6 mos
Kyle, South Dakota, United States

Show 5 more experiences

Education

Northwestern University - Kellogg School of Management
MBA
2007 – 2009
Activities and Societies: Graduated with distinction, majored in Marketing, Finance, Accounting and Entrepreneurship

Tel Aviv University
BA, Economics, History

BA, Economics, History
2002 – 2005
Activities and Societies: Graduated magna cum laude in both economics and history